January 17, 2025

Marco Brun
Chief Executive Officer
AleAnna, Inc.
300 Crescent Court, Suite 1860
Dallas, TX 75201

       Re: AleAnna, Inc.
           Registration Statement on Form S-1
           Filed January 13, 2025
           File No. 333-284257
Dear Marco Brun:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jennifer Wisinski, Esq.